EXHIBIT 99.1

XORTX Announces Filing and Mailing of the Meeting Documents in Connection with the Annual and Special Meeting of Shareholders

CALGARY, Alberta, March 05, 2026 (GLOBE NEWSWIRE) -- XORTX Therapeutics Inc. ("XORTX" or the “Company”) (NASDAQ: XRTX | TSXV: XRTX | Frankfurt: ANU), a late-stage clinical pharmaceutical company focused on developing innovative therapies to treat gout and progressive kidney disease, is pleased to announce that it has filed its notice of meeting, management information circular (the “Circular”) and related documents (collectively, the “Meeting Materials”) with securities regulators in connection with its upcoming Annual and Special Meeting (the “Meeting”) of holders of common shares (“Shareholders”).

The Meeting Materials have also been mailed to Shareholders and can be accessed online on XORTX’s website at this link, under the Company’s SEDAR+ profile (www.sedarplus.ca) and the SEC’s website (www.sec.gov). The mailing of the Circular and related Meeting materials occurred on March 2, 2026.

Meeting Details

The Meeting will be held on March 24, 2026 at 10:00 am (Calgary Time) at the offices of the Company at 3710 – 33rd Street NW, Calgary, Alberta.

At the Meeting, Shareholders will be asked to vote on the following resolutions:

  To fix the number of directors to be elected at the Meeting at five;
  To elect directors of the Company
  To appoint the auditor of the Company for the ensuing year and to authorize the directors of the Company to fix the remuneration of the auditor;
  To confirm and approve the Company’s stock option plan;
  To consider and vote on an ordinary resolution to amend the articles of the Company to provide for a consolidation of the Company's common shares on the basis of up to five (5) pre-consolidation common shares for every one (1) post-consolidation common shares as more particularly described in the Management Information Circular of the Company dated February 25, 2026;

Shareholders are encouraged to read the Circular for full details on the matters to be considered at the Meeting.

Your vote is important no matter how many shares you hold. Vote today.

The Board of Directors of XORTX unanimously recommends that Shareholders vote FOR ALL proposed items

Shareholders who have questions or need assistance with voting their shares should contact
Laurel Hill Advisory Group by email at assistance@laurelhill.com or by texting “INFO” to, or calling,
1-877-452-7184 (North American toll-free) or 1-416-304-0211 (International).

Vote Today

The proxy voting deadline is March 20, 2026 at 10:00 a.m. (Calgary Time). Shareholders are encouraged to vote well in advance of the proxy voting deadline to ensure your vote is submitted in a timely manner. Voting is easy. Shareholders may vote online, by telephone or any other methods provided in the form of proxy or voting instruction form which have been included as part of the mailing.

Shareholders of record as of the close of business on February 20, 2026 are eligible to vote at the Meeting.

Shareholder Questions & Voting Assistance

Shareholders with questions or who require voting assistance may contact Laurel Hill Advisory Group, XORTX’s proxy solicitation agent:

North America Toll Free: 1-877-452-7184
Outside North America: 1-416-304-0211
Text Message: Text “INFO” to 416-304-0211 or 1-877-452-7184
Email: assistance@laurelhill.com

About XORTX Therapeutics Inc.

XORTX is a pharmaceutical company with three clinically advanced products in development: 1) our lead program XRx-026 program for the treatment of gout; 2) XRx-008 program for ADPKD; and 3) XRx-101 for acute kidney and other acute organ injury associated with respiratory virus infections. In addition, the Company is developing XRx-225, a pre-clinical stage program for Type 2 diabetic nephropathy. XORTX is working to advance products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX, we are dedicated to developing medications that improve the quality of life and health of individuals with gout and other important diseases. Additional information on XORTX is available at www.xortx.com.

For more information, please contact:

Allen Davidoff, CEO	Nick Rigopulos, Director of Communications
adavidoff@xortx.com or +1 403 455 7727	nick@alpineequityadv.com or +1 617 901 0785

Neither the TSX Venture Exchange nor Nasdaq has approved or disapproved the contents of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Statements

This press release contains express or implied forward-looking statements pursuant to applicable securities laws. These forward-looking statements include, but are not limited to, the Company's beliefs, plans, goals, objectives, expectations, assumptions, estimates, intentions, future performance, other statements that are not historical facts and statements identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” or words of similar meaning. These forward-looking statements and their implications are based on the current expectations of the management of XORTX only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks, uncertainties, and other factors include, but are not limited to our ability to obtain additional financing; the accuracy of our estimates regarding expenses, future revenues and capital requirements; the success and timing of our preclinical studies and clinical trials; the performance of third-party manufacturers and contract research organizations; our plans to develop and commercialize our product candidates; our plans to advance research in other kidney disease applications; and, our ability to obtain and maintain intellectual property protection for our product candidates. Except as otherwise required by applicable law and stock exchange rules, XORTX undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting XORTX is contained under the heading “Risk Factors” in XORTX’s Annual Report on Form 20-F filed with the SEC, which is available on the SEC's website, www.sec.gov (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada, which are available on www.sedarplus.ca.